SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 12, 2015

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated November 11, 2015, entitled “Syneron Medical Reports Third Quarter 2015 Revenue of $62.1 Million.”

The GAAP financial statement tables included in the press release (pages 6-8 of the press release) are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351), and on December 9, 2013 (Registration No. 333-192729).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: November 12, 2015

- ii -

Syneron Medical Reports Third Quarter 2015 Revenue of $62.1 Million

Product Revenue in North America Up 15% y/y; Asia-Pacific Region Up 28% y/y and EMEA
Region Down 13% y/y, Both in Constant Currency

Sold 42 UltraShape Systems in North America and Generated Strong Growth in Consumables
Utilization, with FTZs Representing 24% of UltraShape Revenue

Generated $4.1 million in PicoWay Sales

Irvine, CA, November 11, 2015 – Syneron Medical Ltd. (NASDAQ:ELOS), a leading global aesthetic device company, today announced financial results for the three month period ended September 30, 2015.

Third Quarter 2015 and Recent Non-GAAP1 Highlights:
•	Revenue of $62.1 million, compared to $60.3 million in the third quarter 2014, up 3% year-over-year, or 8% in constant currency
•	North American product sales grew 15% year-over-year
•	Non-GAAP gross margin of 57.0%, or 58.9% in constant currency, compared to 55.6% in Q3 2014
•	Non-GAAP net income of $0.9 million, or $0.03 per share, compared to $0.9 million and $0.03 per share in Q3 2014
•	Repurchased $4.4 million of common stock during third quarter; Board of Directors approved acceleration of share repurchase program

Amit Meridor, Chief Executive Officer of Syneron Medical, said, “We achieved a fourth consecutive quarter of double digit product revenue growth in North America and strong growth in the Asia Pacific region. However, our overall growth was tempered by two factors: the loss of a CoolTouch OEM customer and weakness in the EMEA region. The loss of the CoolTouch OEM customer was the result of an unforeseen change in ownership, which impacted revenue by approximately $2 million because they immediately discontinued their contract and planned deliveries for the quarter. Given this development, we are evaluating alternatives for the CoolTouch OEM business. The weakness in the EMEA region was due to increased seasonality, a weak economic environment, as well as market conditions that are driving pricing pressure and our decision to protect margins and maintain pricing discipline in this region. EMEA revenue was down $3.3 million in the quarter, an 18% year-over-year decline, or 11% in constant currency.

“As to our key growth drivers, UltraShape™ revenue amounted to $4.5 million, including 42 systems sold and strong double-digit sequential growth of per procedure Focal Treatment Zones (FTZ) leading to $1.1 million, or 24% of total UltraShape revenue for the quarter. PicoWay® revenue amounted to $4.1 million, with continued momentum with Korean MFDS regulatory clearance in July followed by international launch of the PicoWay Resolve™ dual wavelength fractional modality in October. Profound sales during the first full quarter of our launch were approximately three quarters of a million dollars and our momentum with this innovative product line in the market is strong. This progress with our key products contributed to the improvement in our gross margin. Looking forward, into Q4 2015 and 2016, we believe Syneron has several growth opportunities with our strong product portfolio and pipeline. Accordingly, subject to legal restrictions, we plan to accelerate our share repurchase activities as we continue to execute on our strategic initiatives.”
____________________________________
1 The third quarter 2015 year-over-year comparisons are on a non-GAAP basis, excluding items set forth in the section titled “Non-GAAP Financial Highlights for the Third Quarter Ended September 30, 2015.”

Non-GAAP Financial Highlights for the Third Quarter Ended September 30, 2015:

Gross Margin for the third quarter 2015 was 57.0%, or 58.9% in constant currency, compared to 55.6% in the third quarter 2014. The year-over-year improvement in constant currency gross margin reflects favorable geographic mix, and double digit product growth, particularly in North America and Asia Pacific, including the newly introduced high margin UltraShape in North America and PicoWay products worldwide.

Operating Income for the third quarter 2015 was $1.3 million, or $2.4 million in constant currency, compared to $2.6 million in the third quarter 2014. This reflects the Company’s investments in sales and marketing expenses related to the significant expansion of the Company’s North American sales force, including the establishment of a dedicated body shaping team.

Net Income and Earnings Per Share in the third quarter 2015 was $0.9 million, or $0.03 per share, compared to net income of $0.9 million, or $0.03 per share in the third quarter 2014.

Net income and earnings per share for the third quarter 2015 are adjusted to exclude the following items, which are detailed in the Company's financial tables presented at the end of this press release:

-	Impairment of intangible assets and goodwill of $5.6 million.
-	Amortization of acquired intangible assets of $1.5 million.
-	Stock-based compensation expense of $1.0 million.
-	Income tax benefit of $0.9 million.
-	Non recurring legal fees of $0.3 million.

GAAP Financial Highlights for the Third Quarter Ended September 30, 2015:

Gross Margin for the third quarter 2015 was 55.3%, compared to 53.6% in the third quarter 2014. The year-over-year improvement in gross margin reflects favorable geographic mix, and double digit product growth, particularly in North America and Asia Pacific, including the newly introduced high margin UltraShape in North America and PicoWay products worldwide.

Operating Loss for the third quarter 2015 was $7.1 million, compared to $1.1 million in the third quarter 2014. This reflects the Company’s investments in sales and marketing expenses related to the significant expansion of the Company’s North American sales force, including the establishment of a dedicated body shaping team. It also includes $5.6 million of intangible asset and goodwill impairment related to the CoolTouch subsidiary.

Net Loss and Loss Per Share in the third quarter 2015 was $6.5 million, or $0.18 per share, compared to $2.3 million, or $0.06 per share in the third quarter 2014.

Cash Position: As of September 30, 2015, the Company’s overall cash position, including cash, short-term bank deposits and marketable securities, amounted to $79.5 million, compared to $92.3 million as of June 30, 2015. Cash use in the third quarter 2015 included investments in inventory to support growth and increased working capital. The reduction in cash position also included the repurchase of 463,004 shares of Syneron common stock during the third quarter 2015 at an average price of $9.47 for $4.4 million under the Company’s previously authorized $20 million share repurchase program. Since December 2014, the Company has repurchased a total of 894,671 shares at an average price of $10.36 for $9.4 million under this program.

Use of Non-GAAP Measures
This press release provides financial measures for gross margin, operating income (loss), net income (loss) and earnings (loss) per share, which exclude expenses related to amortization of acquired intangible assets, stock-based compensation expense, re-measurement of contingent consideration fair value, impairment of intangible assets and goodwill, Fair Market Value (FMV) adjustment, tax benefit, changes in foreign currency exchange rates  and non-recurring legal fee, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP).

Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our ongoing operational results, operating income (loss), net income (loss) and earnings (loss) per share. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses non-GAAP measures when evaluating the business internally and, therefore, believes it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables. Constant currency results assume foreign revenues, gross profit and operating income (loss) are translated from foreign currencies to the U.S. dollar, at rates consistent with those in the prior year.

Conference Call
Syneron management will host its third quarter 2015 earnings conference call today at 8:30 a.m. ET. Syneron will be broadcasting live via the Investor Relations section of its website, www.investors.syneron.com. To access the call, enter the Syneron Investor Relations website, then click on the webcast link “Q3 2015 Results Webcast.”

Participants are encouraged to log on at least 15 minutes prior to the conference call in order to download the applicable audio software. The call can be heard live or with an on-line replay which will follow. Those interested in participating in the call and the question and answer session should dial 877-280-2293 in the U.S., and 1-809-212-923 from outside of the U.S. The conference pass code is: 4394991.

About Syneron Candela:
Syneron Candela is a leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint.  The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, tattoo removal, improving the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under three distinct brands, Syneron, Candela and CoolTouch, and has a wide portfolio of trusted, leading products including UltraShape, VelaShape, GentleLase, VBeam Perfecta, PicoWay, Profound and elos Plus.

Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Candela are located in Israel. Syneron Candela also has R&D and manufacturing operations in the U.S.  The company markets, services and supports its products in 86 countries.  It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

For additional information, please visit http://www.syneron-candela.com.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Further, any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements.

Forward-looking statements in this press release include Mr. Meridor’s statement that the Company has several significant growth opportunities with its strong product portfolio and pipeline and the anticipation to accelerate share repurchase activities.. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risks associated with the successful build-out of our North American sales force and its ability to enable us to generate more North American revenue and improve margins, the market acceptance of our new products, including UltraShape and PicoWay products, and the stabilization of the European market, as well as those risks set forth in Syneron Medical Ltd.’s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time.  If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.’s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document.  Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change.  However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so.  The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken.  These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.’s views as of any date after the date of this document.

Syneron, the Syneron logo, UltraShape, eMatrix and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. The elos (Electro-Optical Synergy) technology is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

Syneron Contacts:

Hugo Goldman, Chief Financial Officer, Syneron Medical
Email: hugo.goldman@syneron.com

Zack Kubow, The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Operations
(in thousands, except per share data)

	For the three-months ended		For the nine-months ended
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014

Revenues	$62,074	$60,257	$198,959	$181,688
Cost of revenues	27,738	27,955	93,377	86,016

Gross profit	34,336	32,302	105,582	95,672
Operating expenses:
Sales and marketing	23,934	20,261	69,468	57,605
General and administrative	6,301	6,881	22,187	20,453
Research and development	5,550	5,752	17,364	18,141
Other expenses, net	5,613	507	5,039	1,523

Total operating expenses	41,398	33,401	114,058	97,722

Operating loss	(7,062)	(1,099)	(8,476)	(2,050)

Financial income (expense), net	-	(764)	6	(372)

Loss before taxes on income (tax benefit)	(7,062)	(1,863)	(8,470)	(2,422)

Taxes on income (tax benefit)	(536)	442	(155)	1,409

Net loss	$(6,526)	$(2,305)	$(8,315)	$(3,831)

Loss per share:

Basic and Diluted
Net loss per share	$(0.18)	$(0.06)	$(0.23)	$(0.10)

Weighted average shares outstanding:
Basic and Diluted	36,395	36,768	36,609	36,681

Syneron Medical Ltd.
Condensed Consolidated Balance Sheets
(in thousands)

	September 30,	December 31,
	2015	2014 (*)
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$41,321	$57,189
Short-term bank deposits	363	6,414
Available-for-sale marketable securities	29,449	30,055
Trade receivable, net	51,041	55,899
Other accounts receivables and prepaid expenses	15,916	15,168
Inventories	51,862	36,894

Total current assets	189,952	201,619

Long-term assets:
Severance pay fund	553	514
Long-term deposits and others	296	267
Long-term available-for-sale marketable securities	8,389	16,785
Investment in affiliated company	20,760	20,130
Property and equipment, net	9,196	7,011
Intangible assets, net	14,165	21,698
Goodwill	22,785	25,285
Deferred taxes	14,489	13,525

Total long-term assets	90,633	105,215

Total assets	$280,585	$306,834

Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable	$17,242	$21,948
Deferred revenues	11,949	14,054
Other accounts payable and accrued expenses	27,125	32,595

Total current liabilities	56,316	68,597

Long-term liabilities:
Contingent consideration liability	5,039	4,983
Deferred revenues	3,440	3,782
Warranty accruals	663	860
Accrued severance pay	627	507
Deferred taxes	-	140

Total long-term liabilities	9,769	10,272

Stockholders' equity	214,500	227,965

Total liabilities and stockholders' equity	$280,585	$306,834

(*)	Derived from audited financial statements

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Cash Flows
(in thousands)

	For the nine-months ended
	September 30,	September 30,
	2015	2014
Cash flows from operating activities:
Net loss	$(8,315)	$(3,831)
Adjustments to reconcile net loss to net cash used by operating activities:
Non-cash items reported in discontinued operations
Share-based compensation	2,811	3,016
Depreciation and amortization	6,645	6,442
Impairments of intangible assets	5,613	1,477
Realized loss, changes in accrued interest and amortization of premium (discount) on marketable securities	474	629
Adjustment to fair value of investment in JV	(630)	-
Revaluation of contingent liability	56	601
Changes in operating assets and liabilities:
Trade receivable, net	1,655	931
Inventories	(15,420)	(2,676)
Other accounts receivables	(763)	1,177
Deferred taxes	(1,141)	(1,082)
Accounts payable	(4,741)	(648)
Deferred revenue	1,197	1,030
Accrued warranty accruals	(1,517)	(2,548)
Other accrued liabilities	(5,208)	(233)

Net cash provided by (used in) operating activities	(19,284)	4,285

Cash flows from investing activities:
Purchases of property and equipment	(3,636)	(1,110)
Proceeds from the sale or maturity of marketable securities	26,899	31,002
Purchase of marketable securities	(18,274)	(23,984)
Proceeds from short-term bank deposits, net	6,051	3,546
Acquisition of a subsidiary	-	(11,016)
Other investing activities	(29)	(15)

Net cash provided by (used in) investing activities	11,011	(1,577)

Cash flows from financing activities:
Repurchase of shares from shareholders	(8,916)	-
Proceeds from exercise of stock options	2,097	1,250

Net cash provided by (used in) financing activities	(6,819)	1,250

Effect of exchange rates on cash and cash equivalents	(776)	(829)

Net increase (decrease) in cash and cash equivalents	(15,868)	3,129

Cash and cash equivalents at beginning of period	57,189	37,583

Cash and cash equivalents at end of period	$41,321	$40,712

Syneron Medical Ltd.
Unaudited Non-GAAP Financial Measures and Reconciliation
(in thousands, except per share data)

	For the three-months ended		For the nine-months ended
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014

GAAP gross profit	$34,336	$32,302	$105,582	$95,672

Stock-based compensation	49	70	149	224
Amortization of intangible assets	1,010	1,110	3,030	3,010

Non-GAAP gross profit	$35,395	$33,482	$108,761	$98,906
			0.00
GAAP operating loss	$(7,062)	$(1,099)	$(8,476)	$(2,050)

Stock-based compensation	979	1,057	2,811	3,016
Amortization of intangible assets	1,468	1,809	4,416	4,311
FMV adjustment to investment in JV	-	-	(630)	-
Remeasurement of contingent consideration	-	507	56	507
Impairment of intangible assets	5,613	-	5,613	-
Other non-recurring items	260	350	1,656	1,889

Non-GAAP operating income	$1,258	$2,624	$5,446	$7,673
			(0.37)
GAAP net loss	$(6,526)	$(2,305)	$(8,315)	$(3,831)

Stock-based compensation	979	1,057	2,811	3,016
Amortization of intangible assets	1,468	1,809	4,416	4,311
FMV adjustment to investment in JV	-	-	(630)	-
Remeasurement of contingent consideration	-	507	56	507
Impairment of intangible assets	5,613	-	5,613	-
Other non-recurring items	260	350	1,656	1,889
Tax benefit	(856)	(478)	(1,637)	(1,138)

Non-GAAP net income	$938	$940	$3,970	$4,754

Income (Loss) per share:
Basic
GAAP net loss per share	$(0.18)	$(0.06)	$(0.23)	$(0.10)

Stock-based compensation	0.03	0.03	0.08	0.08
Amortization of intangible assets	0.04	0.05	0.12	0.12
FMV adjustment to investment in JV	-	-	(0.02)	-
Remeasurement of contingent consideration	-	0.01	-	0.01
Impairment of intangible assets	0.15	-	0.15	-
Other non-recurring items	0.01	0.01	0.05	0.05
Tax benefit	(0.02)	(0.01)	(0.04)	(0.03)

Non-GAAP net income per share	$0.03	$0.03	$0.11	$0.13

Diluted
GAAP net loss per share	$(0.18)	$(0.06)	$(0.23)	$(0.10)

Stock-based compensation	0.03	0.03	0.08	0.08
Amortization of intangible assets	0.04	0.05	0.12	0.12
FMV adjustment to investment in JV	-	-	(0.02)	-
Remeasurement of contingent consideration	-	0.01	-	0.01
Impairment of intangible assets	0.15	-	0.15	-
Other non-recurring items	0.01	0.01	0.05	0.05
Tax benefit	(0.02)	(0.01)	(0.04)	(0.03)

Non-GAAP net income per share	$0.03	$0.03	$0.11	$0.13

Weighted average shares outstanding:

Basic	36,395	36,768	36,609	36,681

Diluted	36,672	37,228	37,059	37,185

Syneron Medical Ltd.
Unaudited Non-GAAP Financial Measures and Reconciliation
(in thousands, except per share data)

For the three-months ended
September 30,
2015

GAAP Revenue	$62,074

Exclude foreign exchange impact	3,045

Non-GAAP Revenue	$65,119

GAAP gross profit	$34,336

Stock-based compensation	49
Amortization of intangible assets	1,010
Exclude foreign exchange impact	2,935

Non-GAAP gross profit	$38,330

GAAP operating loss	$(7,062)

Stock-based compensation	979
Amortization of intangible assets	1,468
Impairment of intangible assets	5,613
Other non-recurring items	260
Exclude foreign exchange impact	1,145

Non-GAAP operating income	$2,403